

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 26, 2015

<u>Via E-Mail</u>
Mr. Timothy N. Tangredi
Chief Executive Officer
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

     Re: **Dais Analytic Corporation**
              Preliminary Proxy Statement on Schedule 14A
              Filed December 10, 2014
              File No. 0-53554

Dear Mr. Tangredi:

      We have completed our review of your filing and related filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable rules require.

                             Very truly yours,

                             /s/ Craig E. Slivka, for

                             Pamela A. Long
                             Assistant Director